UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 01, 2023

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Transaction in Own Shares dated 02 October 2023
Exhibit No. 2	Total Voting Rights dated 02 October 2023
Exhibit No. 3	Transaction in Own Shares dated 03 October 2023
Exhibit No. 4	Transaction in Own Shares dated 04 October 2023
Exhibit No. 5	Transaction in Own Shares dated 05 October 2023
Exhibit No. 6	Transaction in Own Shares dated 06 October 2023
Exhibit No. 7	Transaction in Own Shares dated 09 October 2023
Exhibit No. 8	Transaction in Own Shares dated 10 October 2023
Exhibit No. 9	Transaction in Own Shares dated 11 October 2023
Exhibit No. 10	Director/PDMR Shareholding dated 11 October 2023
Exhibit No. 11	Transaction in Own Shares dated 12 October 2023
Exhibit No. 12	Transaction in Own Shares dated 13 October 2023
Exhibit No. 13	Transaction in Own Shares dated 16 October 2023
Exhibit No. 14	Transaction in Own Shares dated 17 October 2023
Exhibit No. 15	Transaction in Own Shares dated 18 October 2023
Exhibit No. 16	Transaction in Own Shares dated 19 October 2023
Exhibit No. 17	Transaction in Own Shares dated 20 October 2023
Exhibit No. 18	Transaction in Own Shares dated 23 October 2023
Exhibit No. 19	Transaction in Own Shares & Completion of Buyback dated 24 October 2023
Exhibit No. 20	Publication of Supplement Prospectus dated 25 October 2023
Exhibit No. 21	Information Memorandum - AUD Debt Issuance dated 31 October 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: November 01, 2023

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Exhibit No. 1

02 October 2023

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 28 July 2023:

Date of purchase:	29 September 2023
Number of ordinary shares purchased:	9,540,956
Highest price paid per share:	159.9800p
Lowest price paid per share:	158.5800p
Volume weighted average price paid per share:	159.3173p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,220,175,859 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (15,220,175,859) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/2545O_1-2023-9-29.pdf

Since the commencement of the share buy-back programme announced on 28 July 2023, the Company has purchased 344,790,389 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 151.3217p per ordinary share.

- ENDS -

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Investor Relations                                                       Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 2

2 October 2023
Barclays PLC

Total Voting Rights

In accordance with the Financial Conduct Authority's (FCA) Disclosure Guidance and Transparency Rule 5.6.1R, Barclays PLC notifies the market that as of 30 September 2023, Barclays PLC's issued share capital consists of 15,220,175,859 Ordinary shares with voting rights.

There are no Ordinary shares held in Treasury.

The above figure 15,220,175,859 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FCA's Disclosure Guidance and Transparency Rules.

- Ends -

For further information, please contact:

Investor Relations Marina Shchukina +44 (0)20 7116 2526	Media Relations Jon Tracey +44 (0)20 7116 4755

Exhibit No. 3

03 October 2023

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 28 July 2023:

Date of purchase:	02 October 2023
Number of ordinary shares purchased:	9,630,482
Highest price paid per share:	160.3400p
Lowest price paid per share:	156.0000p
Volume weighted average price paid per share:	158.6129p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,210,582,877 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (15,210,582,877) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/4446O_1-2023-10-2.pdf

Since the commencement of the share buy-back programme announced on 28 July 2023, the Company has purchased 354,420,871 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 151.5198p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                       Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 4

04 October 2023
Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 28 July 2023:

Date of purchase:	03 October 2023
Number of ordinary shares purchased:	9,630,482
Highest price paid per share:	156.7600p
Lowest price paid per share:	154.1000p
Volume weighted average price paid per share:	155.4040p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,201,035,118 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (15,201,035,118) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/5909O_1-2023-10-3.pdf

Since the commencement of the share buy-back programme announced on 28 July 2023, the Company has purchased 364,051,353 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 151.6226p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                       Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 5

05 October 2023

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 28 July 2023:

Date of purchase:	04 October 2023
Number of ordinary shares purchased:	9,630,482
Highest price paid per share:	155.3800p
Lowest price paid per share:	152.3600p
Volume weighted average price paid per share:	154.3290p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,191,430,520 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (15,191,430,520) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/7364O_1-2023-10-4.pdf

Since the commencement of the share buy-back programme announced on 28 July 2023, the Company has purchased 373,681,835 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 151.6923p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                       Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 6

06 October 2023

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 28 July 2023:

Date of purchase:	05 October 2023
Number of ordinary shares purchased:	9,630,482
Highest price paid per share:	153.6400p
Lowest price paid per share:	151.6000p
Volume weighted average price paid per share:	152.9023p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,181,826,988 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (15,181,826,988) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/8929O_1-2023-10-5.pdf

Since the commencement of the share buy-back programme announced on 28 July 2023, the Company has purchased 383,312,317 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 151.7227p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                       Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 7

09 October 2023

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 28 July 2023:

Date of purchase:	06 October 2023
Number of ordinary shares purchased:	9,630,482
Highest price paid per share:	155.1600p
Lowest price paid per share:	152.9800p
Volume weighted average price paid per share:	154.4414p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,172,245,633 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (15,172,245,633) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/0447P_1-2023-10-6.pdf

Since the commencement of the share buy-back programme announced on 28 July 2023, the Company has purchased 392,942,799 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 151.7893p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                       Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 8

10 October 2023

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 28 July 2023:

Date of purchase:	09 October 2023
Number of ordinary shares purchased:	10,029,831
Highest price paid per share:	154.1200p
Lowest price paid per share:	151.6000p
Volume weighted average price paid per share:	152.7259p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,163,970,102 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (15,163,970,102) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/4783P_1-2023-10-9.pdf

Since the commencement of the share buy-back programme announced on 28 July 2023, the Company has purchased 402,972,630 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 151.8126p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                       Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 9

11 October 2023

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 28 July 2023:

Date of purchase:	10 October 2023
Number of ordinary shares purchased:	10,031,566
Highest price paid per share:	157.6600p
Lowest price paid per share:	154.3200p
Volume weighted average price paid per share:	156.8494p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,154,022,695 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (15,154,022,695) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/6952P_1-2023-10-10.pdf

Since the commencement of the share buy-back programme announced on 28 July 2023, the Company has purchased 413,004,196 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 151.9350p per ordinary share.

- ENDS -

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Investor Relations                                                       Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 10

11 October 2023

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Kirsty Everett
2	Reason for the notification
a)	Position/status	Group Chief Compliance Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group Share Incentive Plan notified Barclays PLC that it acquired and now holds Shares on behalf of the individual described above.  The Shares acquired include an allocation of Shares as matching shares.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.5425 per Share	1,554
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2023-10-09
f)	Place of the transaction	London Stock Exchange (XLON)

For further information please contact:

Investor Relations                                                       Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 11

12 October 2023

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 28 July 2023:

Date of purchase:	11 October 2023
Number of ordinary shares purchased:	9,922,501
Highest price paid per share:	158.4400p
Lowest price paid per share:	156.1600p
Volume weighted average price paid per share:	157.4249p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,144,192,967 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (15,144,192,967) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/8534P_1-2023-10-11.pdf

Since the commencement of the share buy-back programme announced on 28 July 2023, the Company has purchased 422,926,697 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 152.0638p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                       Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 12

13 October 2023

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 28 July 2023:

Date of purchase:	12 October 2023
Number of ordinary shares purchased:	9,746,904
Highest price paid per share:	157.4200p
Lowest price paid per share:	151.3200p
Volume weighted average price paid per share:	153.0107p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,134,527,920 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (15,134,527,920) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/9938P_1-2023-10-12.pdf

Since the commencement of the share buy-back programme announced on 28 July 2023, the Company has purchased 432,673,601 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 152.0851p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                       Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 13

16 October 2023

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 28 July 2023:

Date of purchase:	13 October 2023
Number of ordinary shares purchased:	9,931,520
Highest price paid per share:	154.6200p
Lowest price paid per share:	150.7000p
Volume weighted average price paid per share:	152.9078p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,124,637,836 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (15,124,637,836) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/1420Q_1-2023-10-13.pdf

Since the commencement of the share buy-back programme announced on 28 July 2023, the Company has purchased 442,605,121 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 152.1036p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                       Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 14

17 October 2023

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 28 July 2023:

Date of purchase:	16 October 2023
Number of ordinary shares purchased:	9,315,471
Highest price paid per share:	154.3000p
Lowest price paid per share:	152.6400p
Volume weighted average price paid per share:	153.6316p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,115,356,471 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (15,115,356,471) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/2998Q_1-2023-10-16.pdf

Since the commencement of the share buy-back programme announced on 28 July 2023, the Company has purchased 451,920,592 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 152.1351p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                       Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 15

18 October 2023

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 28 July 2023:

Date of purchase:	17 October 2023
Number of ordinary shares purchased:	9,307,802
Highest price paid per share:	155.2000p
Lowest price paid per share:	153.2800p
Volume weighted average price paid per share:	154.4950p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,106,095,499 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (15,106,095,499) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/4452Q_1-2023-10-17.pdf

Since the commencement of the share buy-back programme announced on 28 July 2023, the Company has purchased 461,228,394 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 152.1827p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                       Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 16

19 October 2023

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 28 July 2023:

Date of purchase:	18 October 2023
Number of ordinary shares purchased:	9,283,855
Highest price paid per share:	154.9000p
Lowest price paid per share:	151.4600p
Volume weighted average price paid per share:	153.0582p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,096,854,936 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (15,096,854,936) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/5898Q_1-2023-10-18.pdf

Since the commencement of the share buy-back programme announced on 28 July 2023, the Company has purchased 470,512,249 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 152.2000p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                       Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 17

20 October 2023

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 28 July 2023:

Date of purchase:	19 October 2023
Number of ordinary shares purchased:	9,089,945
Highest price paid per share:	150.0400p
Lowest price paid per share:	147.6400p
Volume weighted average price paid per share:	148.7196p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,087,815,914 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (15,087,815,914) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/7344Q_1-2023-10-19.pdf

Since the commencement of the share buy-back programme announced on 28 July 2023, the Company has purchased 479,602,194 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 152.1340p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                       Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 18

23 October 2023

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 28 July 2023:

Date of purchase:	20 October 2023
Number of ordinary shares purchased:	8,964,972
Highest price paid per share:	147.4600p
Lowest price paid per share:	144.3200p
Volume weighted average price paid per share:	146.0744p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,078,863,799 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (15,078,863,799) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/8778Q_1-2023-10-20.pdf

Since the commencement of the share buy-back programme announced on 28 July 2023, the Company has purchased 488,567,166 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 152.0228p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                       Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 19

24 October 2023

Barclays PLC

Transaction in Own Shares and Completion of Buyback

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 28 July 2023:

Date of purchase:	23 October 2023
Number of ordinary shares purchased:	5,036,604
Highest price paid per share:	145.6600p
Lowest price paid per share:	143.4800p
Volume weighted average price paid per share:	144.2720p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,073,890,051 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (15,073,890,051) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/0281R_1-2023-10-23.pdf

The Company announces that, following the purchase of these shares, the share buy-back programme announced on 28 July 2023 has completed. Since the commencement of the buy-back, the Company has repurchased for cancellation 493,603,770 ordinary shares in aggregate at a volume weighted average price of 151.9437p per ordinary share for a total consideration of approximately £750 million.

- ENDS -

For further information, please contact:

Investor Relations                                                       Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 20

Publication of Base Prospectus Supplement

The following base prospectus supplement ("Prospectus Supplement") has been approved by the Financial Conduct Authority and is available for viewing:

Prospectus Supplement No. 3 dated 25 October 2023 to the Base Prospectus dated 7 March 2023 for the Barclays PLC Debt Issuance Programme ("Base Prospectus").

Please read the disclaimer below "Disclaimer - Intended Addressees" before attempting to access this service, as your right to do so is conditional upon complying with the requirements set out below.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2993R_1-2023-10-25.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Prospectus Supplement available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Prospectus Supplement. In accessing the Prospectus Supplement, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

THE PROSPECTUS SUPPLEMENT MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE PROSPECTUS SUPPLEMENT MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR WITHIN THE UNITED STATES TO QIBs (AS DEFINED BELOW) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT ("RULE 144A"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE PROSPECTUS SUPPLEMENT IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS AND THE PROSPECTUS SUPPLEMENT HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS AND THE PROSPECTUS SUPPLEMENT MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT TO PERSONS REASONABLY BELIEVED TO BE QUALIFIED INSTITUTIONAL BUYERS (EACH A "QIB") WITHIN THE MEANING OF RULE 144A OR (2) IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Please note that the information contained in the Base Prospectus and the Prospectus Supplement may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus and the Prospectus Supplement you must ascertain from the Base Prospectus whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Prospectus Supplement or make an investment decision with respect to any Notes issued or to be issued pursuant to the Base Prospectus and the Prospectus Supplement, you must be (i) a person other than a U.S. person (within the meaning of Regulation S under the Securities Act); or (ii) a QIB that is acquiring the securities for its own account or for the account of another QIB. By accessing the Prospectus Supplement, you shall be deemed to have represented that you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) or that you are a QIB, and that you consent to delivery of the Prospectus Supplement and any supplements thereto via electronic publication.

You are reminded that the Prospectus Supplement has been made available to you on the basis that you are a person into whose possession the Prospectus Supplement may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Prospectus Supplement to any other person.

The Prospectus Supplement does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuer in such jurisdiction. Under no circumstances shall the Prospectus Supplement constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Base Prospectus and the Prospectus Supplement, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Prospectus Supplement has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Prospectus Supplement made available to you in electronic format and the hard copy version available to you on request from the issuer.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 21

Publication of Information Memorandum

The following information memorandum (the "Information Memorandum") has been submitted to the International Securities Market and is available for viewing:

Information Memorandum dated 31 October 2023 for the Barclays PLC AUD Debt Issuance Programme.

Please read the disclaimer below "Disclaimer - Intended Addressees" before attempting to access this service, as your right to do so is conditional upon complying with the requirements set out below.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9246R_1-2023-10-31.pdf

A copy of the Information Memorandum has been submitted to the National Storage Mechanism and will shortly be available for inspection at:

https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Information Memorandum available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Information Memorandum. In accessing the Information Memorandum, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

THE INFORMATION MEMORANDUM MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE INFORMATION MEMORANDUM MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE INFORMATION MEMORANDUM IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION. ANY DEBT INSTRUMENTS ISSUED OR TO BE ISSUED PURSUANT TO THE INFORMATION MEMORANDUM HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY DEBT INSTRUMENTS ISSUED OR TO BE ISSUED PURSUANT TO THE INFORMATION MEMORANDUM MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Barclays PLC is not a bank or authorised deposit-taking institution which is authorised under the Banking Act 1959 (Commonwealth of Australia) ("Australian Banking Act"). The Debt Instruments are not obligations of the Australian Government or any other government and, in particular, are not guaranteed by the Commonwealth of Australia. Barclays PLC is not supervised by the Australian Prudential Regulation Authority. An investment in any Debt Instrument issued by Barclays PLC will not be covered by the depositor protection provisions in section 13A of the Australian Banking Act and will not be covered by the Australian Government's bank deposit guarantee (also commonly referred to as the Financial Claims Scheme). Debt Instruments that are offered for issue or sale or transferred in, or into, Australia are offered only in circumstances that would not require disclosure to investors under Parts 6D.2 or 7.9 of the Corporations Act 2001 of Australia and issued and transferred in compliance with the terms of the exemption from compliance with section 66 of the Australian Banking Act that is available to Barclays PLC.

Please note that the information contained in the Information Memorandum may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Information Memorandum) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Information Memorandum is not addressed. Prior to relying on the information contained in the Information Memorandum you must ascertain from the Information Memorandum whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Information Memorandum or make an investment decision with respect to any Debt Instruments issued or to be issued pursuant to the Information Memorandum, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act). By accessing the Information Memorandum, you shall be deemed to have represented that you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and that you consent to delivery of the Information Memorandum and any supplements thereto via electronic publication.

You are reminded that the Information Memorandum has been made available to you on the basis that you are a person into whose possession the Information Memorandum may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Information Memorandum to any other person.

The Information Memorandum does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuer in such jurisdiction. Under no circumstances shall the Information Memorandum constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Debt Instruments issued or to be issued pursuant to the Information Memorandum, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Information Memorandum has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Information Memorandum made available to you in electronic format and the hard copy version available to you on request from the issuer.

Your right to access this service is conditional upon complying with the above requirement.